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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                MOBIL CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                 $1.00 PAR VALUE
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   0006070591
             -------------------------------------------------------
                                 (CUSIP Number)

                               Donald D. Humphreys
           Vice President, Controller and Principal Accounting Officer
                                Exxon Corporation
                           5959 Las Colinas Boulevard
                            Irving, Texas 75039-2298
                                 (972) 444-1000
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 1, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                        (Continued on following pages)




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                                  SCHEDULE 13D

CUSIP No.  0006070591
---------------------

       1            NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exxon Corporation
                    13-5409005

       2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                         (b) [ ]
       3            SEC USE ONLY

       4            SOURCE OF FUNDS
                    WC

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e)

       6            CITIZENSHIP OR PLACE OF ORGANIZATION
                    State of New Jersey

    NUMBER OF SHARES
 BENEFICIALLY OWNED BY      7   SOLE VOTING POWER
 EACH REPORTING PERSON          136,500,000(1)(2)(3)

                            8   SHARED VOTING POWER
                                None

                            9   SOLE DISPOSITIVE POWER
                                136,500,000(1)(2)(3)

                           10   SHARED DISPOSITIVE POWER
                                None

       11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,500,000(1)(2)(3)

       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
                    CERTAIN SHARES

       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    14.9(2)

       14           TYPE OF REPORTING PERSON
                    CO

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     1. The shares of common stock of Mobil Corporation (the "Issuer") covered by this report are purchasable by Exxon Corporation ("Exxon") upon exercise of an option (the "Option") granted to Exxon pursuant to the Stock Option Agreement dated as of December 1, 1998 between the Issuer and Exxon (the "Stock Option Agreement"), and described in Item 4 of this statement. Prior to the exercise of the Option, Exxon is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by Exxon under the Option, which is initially set to equal 136,500,000 shares, is subject to adjustment in certain circumstances, provided that the aggregate number of shares purchasable by Exxon upon exercise of the Option at the time of its exercise (together with prior purchases under the Option) may not exceed 14.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise (treating as outstanding for this purpose the shares of common stock subject to the Option). The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such occurrence, Exxon expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by Exxon upon exercise of the Option.

     2. The number of shares indicated represents approximately 14.9% of the total outstanding shares of common stock of the Issuer as of November 27, 1998 (treating as outstanding for this purpose the shares of common stock subject to the Option).

     3. The number of shares indicated does not include shares which may be held by any of Exxon's employee benefits plans.






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Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock," an individual share of which is a "Share"), of Mobil Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3225 Gallows Road, Fairfax, Virginia 22307-0001.

Item 2.  Identity and Background

     This Schedule 13D is filed by Exxon Corporation ("Exxon"), a New Jersey corporation. Exxon's principal business is energy, involving exploration for, and production of, crude oil and natural gas, manufacturing of petroleum products and transportation and sale of crude oil, natural gas and petroleum products. Exxon's principal offices are located at 5959 Las Colinas Boulevard, Irving, Texas 75039-2298.

     During the last five years neither Exxon nor, to the best of Exxon's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     All executive officers and directors of Exxon are citizens of the United States except for Rene Dahan and S.R. McGill, who are citizens of The Netherlands and Australia, respectively. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

     This statement relates to an option granted to Exxon by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Option"). The Option entitles Exxon to purchase up to 136,500,000 Shares (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of December 1, 1998 between Exxon and the Issuer (the "Stock Option Agreement") and as described in Item 4 below, for a purchase price of $95.96 per Share (the "Purchase Price") (with the purchase price per share as to 1,000 Option Shares being adjustable under certain specified circumstances). The number of Option Shares and Purchase Price are subject to adjustment in certain circumstances, provided that the aggregate number of Shares purchasable by Exxon upon exercise of the Option at the time of its exercise (together with prior purchases under the Option) may not exceed 14.9% of the total outstanding shares of Common Stock of the Issuer immediately prior to the time of such exercise (treating as outstanding for this purpose the shares of Common Stock subject to the Option). Reference is hereby made to the Stock Option Agreement, which is included as Exhibit 2.2 to the Current Report on Form 8-K filed by Exxon on December 1, 1998 (the "Form 8-K"), for the full text of its terms, including the conditions upon which it may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety.

     The Option was granted by the Issuer as an inducement to Exxon to enter into the Agreement and Plan of Merger (the "Merger Agreement") dated as of December 1, 1998 among Exxon, Lion Acquisition Subsidiary Corporation ("Merger Subsidiary") and the Issuer. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of Exxon and the Issuer and various regulatory agencies), Merger Subsidiary will merge with and into the Issuer (the "Merger") with the Issuer continuing as the surviving corporation (the "Surviving Corporation") and becoming a wholly-owned subsidiary of Exxon, and each issued and outstanding share of Common Stock of the Issuer (other than those shares owned by the Issuer or Exxon) will be converted into the right to receive 1.32015 shares of common stock, no par value, of Exxon. If the Merger is consummated, the Option will not be exercised. No monetary consideration was paid by Exxon to the Issuer for the Option.

     If Exxon elects to exercise the Option, it currently anticipates that the funds to pay the Purchase Price will be generated by available working capital.

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Item 4.  Purpose of Transaction

     As stated above, the Option was granted to Exxon in connection with the execution of the Merger Agreement as an inducement to Exxon to enter into the Merger Agreement.

     The Option shall become exercisable upon the occurrence of certain "Trigger Events" and in the circumstances described in the Stock Option Agreement and the Merger Agreement, none of which has occurred at the time of this filing.

     If the Merger is consummated in accordance with the terms of the Merger Agreement, the Board of Directors of the Surviving Corporation shall consist of the directors of Merger Subsidiary at the effective time of the Merger (the "Effective Time") and the officers of the Surviving Corporation shall be the officers of Issuer at the Effective Time. The certificate of incorporation of Issuer in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation.

     In the event the Merger is consummated, the Common Stock of the Issuer will be delisted from the New York Stock Exchange and any other exchange on which it is listed, and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

     The descriptions herein of the Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which were filed as Exhibits 2.2 and 2.1, respectively, to the Form 8-K and which are incorporated herein by reference in their entirety.

     Other than as described above, Exxon has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     As a result of the issuance of the Option and upon occurrence of certain events described in the Stock Option Agreement, Exxon may be deemed to be the beneficial owner of 136,500,000 Shares, which would represent approximately 14.9% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on November 27, 1998, as set forth in the Merger Agreement, and treating as outstanding for this purpose the Shares of Common Stock subject to the Option). Exxon would have sole voting and dispositive power with respect to such Shares.

     The Option Shares described herein are subject to the Option, which may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Nothing contained herein shall be deemed to be an admission by Exxon as to the beneficial ownership of any Shares, and, prior to the occurrence of any of such events, Exxon disclaims beneficial ownership of all Option Shares.

     Except as described herein, neither Exxon nor, to the best of Exxon's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for the Merger Agreement and the Stock Option Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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Item 7.  Materials to be Filed as Exhibits




         Exhibit    Description
         -------    ------------

            1 Stock Option Agreement dated as of December 1, 1998 between Mobil Corporation, as Issuer, and Exxon Corporation, as Grantee (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Exxon Corporation dated December 1, 1998 (the "Form 8-K")).

            2 Agreement and Plan of Merger dated as of December 1, 1998, among Exxon Corporation, Lion Acquisition Subsidiary Corporation and Mobil Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K).



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.


     December 11, 1998                  EXXON CORPORATION


                                        By: /s/ Donald D. Humphreys
                                           ------------------------------------
                                          Name:  Donald D. Humphreys
                                          Title: Vice President, Controller and
                                                 Principal Accounting Officer






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                                                                    SCHEDULE A


             DIRECTORS AND EXECUTIVE OFFICERS OF EXXON CORPORATION

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Exxon Corporation ("Exxon") are set forth below. If no business address is given the director's or officer's business address is 5959 Las Colinas Boulevard, Irving, Texas 75039-2298. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Exxon.


  Name and Business Address             Present Principal Occupation
  -------------------------             ----------------------------

Directors

Lee R. Raymond......................  Chairman of the Board and Chief Executive
                                      Officer

Michael J. Boskin...................  T.M. Friedman Professor of Economics and
Hoover Institution                    Senior Fellow, Hoover Institution,
Room 213                              Stanford University
Stanford University
Stanford, CA 94305-6010

Rene Dahan..........................  Senior Vice President

William T. Esrey....................  Chairman of the Board and Chief Executive
Sprint Corporation                    Officer, Sprint Corporation
2330 Shawnee Mission Parkway
Westwood, KS 66205

Jess Hay............................  Chairman, Texas Foundation for Higher
Chase Tower                           Education; Chairman, HCB Enterprises Inc;
Suite 4300 East                       Retired Chief Executive Officer, The Lomas
2200 Ross Avenue                      Financial Group
Dallas, TX 75201

James R. Houghton...................  Retired Chairman of the Board and Chief
Corning Incorporated                  Executive Officer, Corning Incorporated
80 East Market Street, Suite 201
Corning, NY 14830

William R. Howell...................  Chairman Emeritus, J.C. Penney Company,
J.C. Penney Company, Inc.             Inc.
6501 Legacy Drive
Plano, TX 75024-3698

Reatha Clark King...................  President and Executive Director, General
General Mills Foundation              Mills Foundation; Vice President, General
One General Mills Blvd.               Mills, Inc.
Minneapolis, MN 55426

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Philip E. Lippincott................  Retired Chairman and Chief Executive
4301 Bayberry Drive                   Officer, Scott Paper Company
Avalon, NJ 08202

Harry J. Longwell...................  Senior Vice President

Marilyn Carlson Nelson..............  Vice Chair and Chief Operating Officer,
Carlson Companies, Inc.               Carlson Companies, Inc.; Co-Chair,
1405 Xenium Lane North                Carlson Wagonlit Travel
Plymouth, MN 55441

Walter V. Shipley...................  Chairman of the Board and Chief Executive
The Chase Manhattan Corporation       Officer, The Chase Manhattan Corporation
270 Park Avenue                       and The Chase Manhattan Bank
New York, NY 10017-2070

Robert E. Wilhelm...................  Senior Vice President




  Name and Business Address             Present Principal Occupation
  -------------------------             ----------------------------

Executive Officers
(Who Are Not Directors)

A. L. Condray.......................    Vice President
D. D. Humphreys.....................    Vice President and Controller
C. W. Matthews......................    Vice President and General Counsel
S. R. McGill........................    Vice President
J. T. McMillan......................    Vice President
R .B. Nesbitt.......................    Vice President
E. A. Robinson......................    Vice President and Treasurer
P. E. Sullivan......................    Vice President and General Tax Counsel
J. L. Thompson......................    Vice President
T. P. Townsend......................    Vice President - Investor Relations and
                                        Secretary

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